SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

✓	Annual report for the period ended December 31, 1999 pursuant to Section 15(d) of the Securities Exchange Act of 1934

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-6157

Heller Financial, Inc.
Savings and Profit Sharing Plan
(Full title of plan)

Heller Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	36-1208070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 W. Monroe Street, Chicago, Illinois	60661
(Address of principal executive offices)	(Zip Code)

(312) 441-7000
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Heller Financial, Inc.
Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules
As of December 31, 1999 and 1998
Together with Auditors' Report

Employer Identification Number 36-1208070
Plan Number 015

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Heller Financial, Inc.
Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits for the HELLER FINANCIAL , INC. SAVINGS AND PROFIT SHARING PLAN, as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. In our report dated October 12, 1999, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1998 (the 1998 financial statement), because the Plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. We have performed sufficient audit procedures to render an opinion on the 1998 financial statement. Accordingly, our present opinion on the 1998 financial statement, as presented herein, is unqualified. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with the accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Chicago, Illinois
June 22, 2000

HELLER FINANCIAL, INC.
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 1999 and 1998

(In thousands)

	1999	1998
ASSETS:
Investments, at market value (Note 4)	$126,948	$105,723
Loans to participants	2,187	2,681
Employer contribution receivable	1,393	1,268

Total assets	130,528	109,672

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$130,528	$109,672

The accompanying notes are an integral part of these statements.

HELLER FINANCIAL, INC.
SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 1999

(In thousands)

	Participant Directed
	Vanguard Investment Funds	Heller Company Stock Fund	Loan Activity	1999 Total
ADDITIONS TO PLAN ASSETS ATTRIBUTED TO:
Investment income
Interest and dividend income	$6,671	$61	$171	$6,903
Net appreciation (depreciation) in fair value of investments (Note 4)	14,680	(1,935)	—	12,745

Increase (decrease) in net assets from investment income	21,351	(1,874)	171	19,648

Employee contributions	10,270	225	—	10,495
Employer contributions	—	2,239	—	2,239
Asset transfer in (Note 7)	1,469	—	51	1,520

Total additions	33,090	590	222	33,902

DEDUCTIONS FROM PLAN ASSETS ATTRIBUTED TO:
Payments to participants	(12,193)	(500)	(345)	(13,038)
Other expenses	(8)	—	—	(8)
Net loan activity	131	240	(371)	—

Total deductions	(12,070)	(260)	(716)	(13,046)

Net increase (decrease) in net assets available for Plan benefits	21,020	330	(494)	20,856

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	100,419	6,572	2,681	109,672

End of year	$121,439	$6,902	$2,187	$130,528

The accompanying notes are an integral part of this statement.

HELLER FINANCIAL, INC.
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999 and 1998

1.	PLAN DESCRIPTION

The following brief description of the Heller Financial, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, as restated January 1, 1989, and as amended April 30, 1998, is a defined contribution profit sharing plan with 401(k) provisions, subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and covers substantially all employees, except leased employees, of Heller Financial, Inc. (the "Company") and its participating subsidiaries and affiliates.

The investment assets of the Plan at December 31, 1999 and 1998, were held, and transactions during the years then ended were executed, under a discretionary trust agreement with Vanguard. In addition, Vanguard performs additional record-keeping tasks for the Plan.

Employee Contributions

Under the savings component of the Plan, all employees are immediately eligible upon employment to enter into a deferred income agreement with the Company, under which the Company will make a deferred income contribution to the participant's account, subject to certain limitations, equal to the amount by which the participant has elected to defer. The individual maximum deferral permitted by the Plan is limited to 16% of gross base pay as defined. The participant deferral limitation is also subject to an annual dollar limitation set by the Internal Revenue Service.

Employer Contributions

Under the profit sharing component of the Plan, employer contributions are made to the participants' accounts at the discretion of the Company's Board of Directors. It is the intention of the Company, however, to base its annual contributions on certain financial objectives established by the Board of Directors. Beginning on the January 1 or July 1 coincident with or following their date of hire, participants are eligible to receive an allocation of the employer contribution provided their employment is not terminated prior to the last business day of the Plan year. The participant's share of the annual employer contribution will be paid as a contribution to the Company Stock Fund and will be deposited directly into the participant's account. Employees who are participants in certain Company incentive plans are not eligible for an allocation of the employer contribution.

An additional contribution may be made by the Company in the form of a 50% match of employee contributions of up to 5% of an employee's gross base salary. All participants hired prior to January 1, 1993, are immediately eligible for this matching contribution, which is deposited into the participant's account semiannually, provided the participant is not terminated prior to the last business day of each semiannual period. For employees hired on or after January 1, 1993, one year of employment is required to be eligible for the deferred income contribution by the Company.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All participants are fully vested in all employee contributions, employer profit sharing contributions and accumulated changes of the nonmatching components of their respective accrued benefits. Participants hired prior to January 1, 1993, are fully vested in all matching contributions made to their respective accounts. Participants hired on or after that date are vested in the employer matching contributions by 20% per year of continuous service to the Company, and become fully vested after five such years.

Benefit Payments and Withdrawals

Distributions are ordinarily made to participants in a lump sum amount within 90 days following their termination of service, retirement, death or disability.

Participants may also request a hardship withdrawal from their accounts prior to termination. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59-1/2 years old and the withdrawal does not qualify for exemption under the Internal Revenue Code ("IRC") regulations.

Participant Loans

Participants are allowed to borrow against their accounts at the current prime rate of interest. The amount of the loan is subject to a minimum of $500 and a maximum of 50% of the participant's account balance up to a maximum loan balance of $50,000. Any interest paid by the participant on the loan is deposited in the individual's account.

Forfeited Accounts

Forfeitures of any unvested matching contributions are applied toward future Company matching contributions and Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Change in Reporting of Investments

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such the 1998 statement of net assets has been reclassified to eliminate the participant-directed fund investment disclosure.

Investment Valuation and Income Recognition

Investments are stated at market value. Investments are in seven mutual funds of The Vanguard Group ("Vanguard") and in the Company Stock Fund. The valuation of the Vanguard Funds are based upon daily net asset values as determined by Vanguard. The Company Stock Fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position). Investment income or loss is recognized by the Plan as interest income, dividend income or an increase or decrease in fair value, as applicable. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex dividend date. Capital gain distributions are included in dividend income.

Contributions

Employer profit sharing contributions are allocated to each participant's account based on the percentage of each participant's compensation to the total compensation of all active participants. Matching contributions are allocated to each participant's account based on the participant's deferral election, subject to certain limitations.

Payment of Benefits

Benefits are recorded when paid.

3.	RELATED PARTIES

The Company is the Plan sponsor and administrator. An administrative committee of at least three people is appointed by the Company's Board of Directors to assist in the administration of the Plan. Committee members, who are employees of the Company, are not compensated by the Plan for services rendered as committee members. Certain other administrative services are provided for the Plan by the Company at no cost to the Plan.

4.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999 and 1998 (dollars in thousands):

	1999	1998
Vanguard PRIMECAP Index Fund*	$35,357	$24,375
Vanguard 500 Index Fund*	35,144	28,845
Vanguard Wellington Fund*	17,870	18,417
Vanguard Retirement Savings Trust*	15,464	13,682
Vanguard International Growth Fund*	11,194	9,332

*Participant-directed

During 1999, the Plan's Investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12.7 million as follows (dollars in thousands):

1999

Mutual Funds	$14,680
Common Stock**	(1,935)

Net Appreciation	$12,745

**Non-participant directed (represents Heller Financial Company Stock Fund)

5.	TAX STATUS

The Plan has received a determination letter on August 4, 1995, in which the Internal Revenue Service stated that the Plan and related trust, are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	ASSET TRANSFER INTO PLAN

During 1999, the Company acquired HealthCare Financial Partners, Inc. Effective September 1, 1999 the HealthCare Financial Partners, Inc. 401(k) Plan merged into the Plan. The amount of net assets available for benefits transferred totaled $1.5 million.

Schedule 1

HELLER FINANCIAL, INC.
SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of December 31, 1999

(Dollars in thousands)

Description of Asset	Cost**	Market Value

INVESTMENTS:
The Vanguard Group*
Vanguard PRIMECAP Index Fund	$—	$35,357
Vanguard 500 Index Fund	—	35,144
Vanguard Wellington Fund	—	17,870
Vanguard Retirement Savings Trust	—	15,464
Vanguard International Growth Fund	—	11,194
MAS Small Cap Value Fund	—	4,585
Vanguard Total Bond Market Fund	—	1,825
Heller Financial Company Stock Fund*	7,081	5,509
Loans to Participants (interest rates of 6% to 10%)*	—	2,187

		$129,135

*Represents a party in interest.
**Required for non participant-directed transactions.

  The accompanying notes are an integral part of this schedule.

  Schedule 2

  HELLER FINANCIAL, INC.
  SAVINGS AND PROFIT SHARING PLAN

  SCHEDULE OF REPORTABLE TRANSACTIONS

  For the Year Ended December 31, 1999

  (Dollars in thousands)

Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Realized Gain
Heller Financial Company Stock Fund	4,839	2,698	2,652	46

  The accompanying notes are an integral part of this schedule.

  SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

By:	/s/ LAWRENCE G. HUND
Lawrence G. Hund
Executive Vice President and Controller

  Date: June 22, 2000